Filing Information

Filed by Calix, Inc.

Commission File No. 001-34674

Pursuant to Rule 425 Under the Securities Act of 1933

And Deemed Filed Pursuant to Rule 14a-12 Under the Securities Exchange Act of 1934 Subject Company: Occam Networks, Inc.

Commission File No. 001-33069

This filing relates to the proposed acquisition by Calix, Inc, a

Delaware corporation (“Calix”), of Occam Networks, Inc., a Delaware corporation (“Occam Networks”), pursuant to the terms of that certain Agreement and Plan of Merger and Reorganization, dated as of September 16, 2010, by and among Calix, Ocean Sub I, Inc., Ocean Sub II, LLC and Occam Networks.

2010 Calix Calix Confidential & Proprietary 1

Calix to Acquire Occam Networks | Investor Overview

The information contained in this presentation is not a commitment, promise or legal obligation to deliver any material, code or functionality. The development, release, and timing of any features or functionality described for our products remains at our sole discretion.

Transaction Snapshot

Deal Size: $171 million in stock and cash

Closing Conditions: Occam Networks stockholder approval, regulatory clearance and other customary closing conditions

Anticipated Closing: Q4 2010 or Q1 2011

Post Closing Metrics: Trailing revenues (last 12 months): ~$350 million

Estimated Customers: 800+

Aggregate Port Shipments: 10 million+

Aggregate Subscriber Lines (Customers): 48 million+

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Compelling for Stockholders

A transformational transaction

Expected to create new broadband communications access systems and software provider poised to ACCELERATE access innovation

An expanded Unified Access portfolio expected to open new OPPORTUNITIES across customer base and industry

New portfolio options to be sold into existing base (telecom, MSO, mobile backhaul)

Close alignment with key broadband tailwinds and emergence of “all-video world”

Key advanced applications expertise (IPTV – 350+), FTTP (500+ customers), VOIP

A broader GLOBAL footprint

Calix strengths in U.S, Caribbean, and recent expansion into Latin America

Occam strengths in U.S, Canada, and recent expansions into Europe and Asia/Pacific

Combined entity 800+ customers in 20 countries with customer base of over 48 million subscriber lines

Significant increase in SCALE

Over 10 million ports shipped

Opportunities for new efficiencies (manufacturing, testing, G&A)

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Compelling for Financial Advantages

Key advantages

Enhanced stockholder value and financial strength

Accretive in Q2 2011

Significant synergies

Revenue uplift over relatively stable fixed costs

Strong balance sheet and capital structure

Experienced management team with strong integration track record

2006: Calix acquired Optical Solutions, Inc. 2007: Occam Networks acquired Terawave

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Targeted/Projected Financial Metrics

Target financial model

Non-GAAP Gross Margin: 42% Non-GAAP Operating Margin: 10-13%

Projected 2011 financial model

2011 Revenue (projected): >$400M Non-GAAP 2011 Gross Margin (projected): >42% Non-GAAP 2011 Operating Margin (projected): >10% Non-GAAP Year-over-Year revenue growth (projected): 20%

Projected 30-35% accretive over 2011 First Call earnings consensus of $.60 per share

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Calix

Two Broadband Access Portfolios

Calix

- **CMS** Service Management
- Calix **C-Series** Multiservice | Multiprotocol
- Calix **E-Series** Multiservice | Ethernet
- Calix **P-Series** Multiservice | Premises


C7

OCCAM NETWORKS



- OccamView EMS
- BLC 6000 Chassis: high density
- BLC 6000 Chassis: medium, low density
- ONT portfolio

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One Unified Access Portfolio

UNIFIEDACCESS

Management / Value Added Software

Central Office

Remote Terminal / Node

Premises

Customer Support Programs

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Enhanced Market Opportunities

Carrier Ethernet

Mobile Backhaul

Video

Cable MSO

Stimulus

International

Broader portfolio: Business

services, RFOG, Ethernet

Broader portfolio: Fiber (GPON/AE)

and copper (VDSL2)

More global: LATAM, Caribbean,

Europe, Asia/Pacific

More video experience: 350+ CSPs

Rich Ethernet experience: Timing

MEF: Broader certification

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Key Benefits Summary: Acceleration

Calix / Occam Networks combination focused on helping our customers to SUCCEED

Accelerating Unified Access

Complementary expertise expected to speed product INNOVATION

An EXPANDED UNIFIED ACCESS portfolio

Increased resources, scale, and FOCUS ON ACCESS lays foundation for enhanced solutions development, testing, and quality

Accelerating Our Customers

A WIDER RANGE OF DEPLOYMENT OPTIONS is expected from an expanded Unified Access portfolio

CLOSER RELATIONSHIPS with customers and partners is expected through direct and expanded sales coverage and support

Enhanced ALIGNMENT with communications service provider network and business model transformation

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Expanding the Unified Access Portfolio

Integrating the Occam Networks portfolio into Unified Access

Plan to make the BLC6000 part of the Unified Access portfolio

“B-Series” platforms to reside on the same Ethernet rings as the C- and E-Series

Plan to combine ONT portfolios expected to make one of the industry’s broadest ONT portfolios

ONT portfolio support across all three Calix platforms – B-Series, C-Series and E-Series

Plan to integrate the B-Series into CMS

A single, broad, and mature management system across the Unified Access portfolio

Complement CMS with valuable new tools from Occam Networks

Plan to enhance Unified Access portfolio to support a broader set of voice protocols

Protocols supported to span across SIP, H.248, MGCP, and legacy TDM

ENHANCED FLEXIBILTY and ACCELERATED OPPORTUNITY through a broadened Unified Access portfolio

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Add’l Information: Where to Find It

Calix will file a Registration Statement on Form S-4 containing a proxy statement/prospectus and other documents concerning the proposed acquisition with the Securities and Exchange Commission (the “SEC”). Investors are urged to read the proxy statement/prospectus when it becomes available and other relevant documents filed with the SEC because they will contain important information. Security holders may obtain a free copy of the proxy statement/prospectus (when it is available) and other documents filed by Calix and Occam Networks with the SEC at the SEC’s web site at http://www.sec.gov. The proxy statement/prospectus and other documents may also be obtained for free by contacting Calix Investor Relations by e-mail at Carolyn.Bass@Calix.com, by telephone at 415-445-3232 or by mail at Investor Relations, Calix, Inc., 1035 N. McDowell Blvd., Petaluma, CA 94954 or by contacting Occam Networks Investor Relations by e-mail at ir@occamnetworks.com, by telephone at 805-692-2957 or by mail at Occam Networks Investor Relations, 6868 Cortona Drive, Santa Barbara, CA 93117.

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Participants in the Acquisition of Occam Networks

Calix, Occam Networks, certain of their respective directors, executive officers, members of management and employees may, under the rules of the SEC, may be deemed to be participants in the solicitation of proxies in favor of the proposed merger. Information regarding the persons who may be considered “participants” in the solicitation of proxies will be set forth in the proxy statement/prospectus when it is filed with the SEC. Information regarding certain of these persons and their beneficial ownership of Calix common stock as of December 31, 2009 is also set forth in the prospectus filed by Calix on March 24, 2010 with the SEC. This document is available free of charge at the SEC’s web site at www.sec.gov or by going to Calix’s Investor Relations page on its corporate website at www.Calix.com. Information concerning Occam Networks’ directors and executive officers is set forth in Occam Networks’ proxy statement for its 2010 Annual Meeting of Stockholders, which was filed with the SEC on April 8, 2010. This document is available free of charge at the SEC’s website at www.sec.gov or by going to Occam Networks’ Investor Relations page on its corporate web site at www.OccamNetworks.com. Additional information regarding the persons who may, under the rules of the SEC, be deemed participants in the solicitation of proxies in connection with the proposed merger, and a description of their direct and indirect interests in the proposed merger, which may differ from the interests of Calix stockholders or Occam Networks stockholders generally will be set forth in the proxy statement/prospectus when it is filed with the SEC.

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Forward-Looking Statements

This document contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934. These statements can be identified by the words, “believes,” “expects,” “could,” “will,” “intends,” “should,” “estimate,” “would,” “may,” “anticipates,” “plans” and other similar words. These statements are based on management’s current expectations, estimates, forecasts, projections and beliefs and are subject to a number of factors and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements. The forward-looking statements contained in this document include statements about the timing of closing the acquisition; benefits of the acquisition to stockholders; financial advantages; potential synergies and cost savings resulting from the acquisition; the ability to integrate the companies; the ability to expand the Unified Access portfolio, the ability to accelerate access innovation; the ability to integrate platforms and products to accelerate opportunities for customers and broaden the Calix Unified Access portfolio; plans to increase sales and support coverage; ability to enhance solutions development, testing and quality; the ability to increase the range of deployment options, create closer relationships with customers and partners and enhance alignment with communication service provider networks and business model transformations; ability to enhance stockholder value and financial strength; anticipated revenues, non-GAAP gross margins, non-GAAP operating expenses, non-GAAP operating margin, non-GAAP operating income, revenue, growth, accretion to non-GAAP earnings and cash flow in 2011; and other statements regarding the proposed acquisition. These statements are not guarantees of future performance, involve risks, uncertainties and assumptions that are difficult to predict, and are based upon assumptions as to future events that may not prove accurate. Therefore, actual outcomes and results may differ materially from what is expressed herein. For example, if Occam Networks does not receive required stockholder approval or the parties fail to satisfy other conditions to closing, the transaction may not be consummated. In any forward-looking statement in which Calix or Occam Networks expresses an expectation or belief as to future results, such expectation or belief is expressed in good faith and believed to have a reasonable basis, but there can be no assurance that the statement or expectation or belief will result or be achieved or accomplished. The following factors, among others, could cause actual results to differ materially from those described in the forward-looking statements: failure of the Occam Networks stockholders to approve the proposed acquisition; the challenges and costs of closing, integrating, restructuring and achieving anticipated synergies; the ability to retain key employees; and other economic, business, competitive, and/or regulatory factors affecting the businesses of Calix and Occam Networks generally, including those set forth in the filings of Calix with the Securities and Exchange Commission, especially in the “Risk Factors” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” sections of Calix’s prospectus filed with the SEC on March 24, 2010 and its quarterly reports on Form 10-Q, Occam Networks’ annual reports on Form 10-K and quarterly reports on Form 10-Q, each of Calix’s and Occam Networks’ current reports on Form 8-K and other SEC filings. These forward-looking statements speak only as of the date hereof. Calix and Occam Networks are under no obligation to (and expressly disclaim any such obligation to) update or alter their forward-looking statements whether as a result of new information, future events, or otherwise.

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